

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 25, 2021

Matt Lourie
Chief Financial Officer
eSports Technologies, Inc.
720 South 7th Street, 3rd Floor
Las Vegas, NV 89101

> **Re: ESports Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2021**
> **File No. 333-254068**

Dear Mr. Lourie:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Participation in the sports betting industry, page 10

1. We note your revised disclosure that you may modify the initial odds provided to you by UltraPay. Please revise to explain the process for determining which events will receive modified odds and how you determine an acceptable risk profile. In this regard, we note that your company appears to be a less experienced oddsmaker than UltraPay. Also, please tell us how losses are covered on adjusted odds and if that procedure differs from losses on UltraPay odds. Additionally, please note that we are not convinced that the UltraPay agreement is not a material agreement given that their betting coverage determines the events that you are currently able to offer to your customers and is the primary source of your odds. Please file the exhibit with your next amendment.

Future Products and Services,, page 36

2. We note your response to prior comment 4. It remains unclear who is responsible for creating the new products and services. Specifically, please clarify whether each product or service is developed in-house or by third-parties. While we note disclosure in this section about "internal betas", your disclosure at page 41 states that you have only 11 employees and a high percentage of your development work is outsourced to independent contractors. Please revise to reconcile and to explain the process for contracting, developing and testing new products and services. Also, please describe the extent to which you have prior experience introducing new technology and the specific challenges related to the proposed development of products and services. Provide similar disclosure under Our Intellectual Property and License Agreements, as previously requested.

3. We note that you have recently launched your cash-out feature. Please revise to more fully explain how it operates and to describe the terms of the IP license related to the cash-out patents. For clarity, you may wish to provide an example of how the cash-out feature can be used by your customers.

General

4. Please revise your disclosure throughout the filing to clarify that the selling stockholders will sell at a fixed price or within a bona fide price range until your shares are listed or quoted on an established public trading market, and thereafter at prevailing market prices or privately negotiated prices. Please disclose the fixed price or bona fide price range in the prospectus. Refer to Item 501(b)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Cavas Pavri